April 11, 2014

Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.Washington, D.C. 20549

Re: T. Rowe Price Institutional Income Funds, Inc. (“Registrant”)
on behalf of the following series:
  T. Rowe Price Institutional Credit Opportunities Fund
  File Nos.: 333-84634/811-21055

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of March 31, 2014, regarding the post-effective amendment filed pursuant to Rule 485(a) on February 12, 2014, to add the new T. Rowe Price Institutional Credit Opportunities Fund (the “Fund”) to the above referenced Registrant. Your comments and our responses are set forth below.

Comment:

The word “credit” in the Fund’s name suggests that the Fund will invest in debt securities. Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please revise the strategy section of the prospectus to include a requirement to invest at least 80% of net assets plus borrowings for investment purposes in “credit instruments.” See Rule 35d-1 under the 1940.

Response:

The first paragraph of the Funds’ principal investment strategies will be revised as follows:

Under normal conditions, the fund invests at least 80% of its net assets (including any borrowings for investment purposes) in credit instruments and derivative instruments that are linked to, or provide investment exposure to, credit instruments. The fund defines credit instruments broadly to include any debt instrument or instrument with debt-like characteristics. The fund’s investments in credit instruments typically include corporate and sovereign bonds, bank loans, convertible securities and preferred stocks, and securitized instruments, which are vehicles backed by pools of assets such as mortgages, loans, or other receivables.

Comment:

Please confirm to the staff that if the Fund sells or writes credit default swaps, the full notional value of such swaps will be covered.

Response:

If the Fund sells credit protection under a credit default swap, the Fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

Comment:

We note that if the Fund invests in total return swaps, it must set aside an appropriate amount of segregated assets. See generally, Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response:

With respect to total return swaps, we are aware of the segregation requirements outlined under Investment Company Act Release No. 10666. In addition, we are aware that future guidance could be issued that would impact the Fund’s use of total return swaps or other derivatives and have disclosed this risk to shareholders in the Fund’s prospectus.

Comment:

We note that disclosure on page 42 indicates that, “A fund may sell a security short as a hedge against portfolio holdings that may be expected to decline in value.” Please confirm to the staff that interest and dividend expenses associated with short sales will be included in the Fund’s fee table.

Response:

Any interest and dividend expenses associated with short sales will be included in the Fund’s fee table.

Additional Comments and Responses:

We note that the staff also provided written comments, via a letter dated March 27, 2014, on the initial registration statement that was filed for T. Rowe Price Credit Opportunities, Inc. (file numbers 333-194114 and 811-22939). In our response to your written comment to discuss the risks associated with investments in distressed and defaulted securities, we provided our disclosure that will be added under “Principal risks” in section 1 and also under “More Information About the Fund and Its Investment Risks” in section 3 of the prospectuses for T. Rowe Price Credit Opportunities Fund and T. Rowe Price Credit Opportunities Fund – Advisor Class. Since the Fund will have a nearly identical investment program, this same disclosure will be added to the Fund’s prospectus.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Institutional Income Funds, Inc.